	      SECURITIES AND EXCHANGE COMMISSION        --------------------
		    WASHINGTON, DC 20549                S.E.C. USE ONLY
		       FORM 144                         --------------------
	    NOTICE OF PROPOSED SALE OF SECURITIES       Document Sequence No.
	  PURSUANT TO RULE 144 UNDER THE SECURITIES
			  ACT OF 1933                   ---------------------
							CUSIP Number
	  ATTENTION: TRANSMIT FOR FILING THREE COPIES
		 OF THIS FORM CONCURRENTLY WITH         ---------------------
	  EITHER PLACING AN ORDER WITH A BROKER TO      Work Location
	       EXECUTE A SALE OR EXECUTING A SALE
		DIRECTLY WITH A MARKET MAKER.           ---------------------

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1(a) Name of Issuer                (b) I.R.S. Ident. No.  (c) S.E.C. File No.
     Chris-Craft Industries, Inc.      94-1461226             1-2999
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1(d) Address of Issuer                                    (e) Telephone No.
     Street              City           State  Zip Code       ------------
     767 Fifth Avenue    New York       NY     10153          Area   Number
							      Code
							      212    421-0200
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2(a) Name of Person For Whose Account   (b) Social Security  (c) Relationship
     the Securities are to be Sold          No. or I.R.S.        to Issuer
					    Ident. No.
     Herbert J. Siegel                                            Officer and
								  Director
 (d) Address
     Street             City       State   Zip Code
     767 Fifth Avenue   New York   NY      10153
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INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN
		THE I.R.S. IDENTIFICATION NUMBER AND THE S.E.C. FILE NUMBER

3(a)                  (b)                                                              (c)                  (d)
Title of the          Name and Address of Each Broker              S.E.C. USE ONLY     Number of Shares     Aggregate
Class of              Through Whom the Securities Are to be        ---------------     or Other Units       Market
Securities            Offered or Each Market Maker Who is          Broker-Dealer       to be Sold           Value
to be Sold            Acquiring the Securities                     File Number         (See Instr. 3(c))    (See Instr. 3(d))
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
Common Stock          Axiom Capital Management, Inc.                                   10,000               $505,625.00
		      399 Park Ave.                                                                         as of 7/22/97
		      New York NY  10022
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
(e)                      (f)                    (g)
Number of Shares         Approximate            Name of Each
or Other Units           Date of Sale           Securities
Outstanding              (See Instr. 3(f))      Exchange
(See Instr. 3(e))        (Mo., Day, Yr.)        (See Instr. 3(g))
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
23,239,980               7/29/97                NYSE
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INSTRUCTIONS:
   1.  (a) Name of issuer                                           3.  (a) Title of the class of securities to be sold
       (b) Issuer's I.R.S. Identification Number                        (b) Name and address of each broker through whom the
       (c) Issuer's S.E.C. file number, if any                              securities are intended to be sold
       (d) Issuer's address, including zip code                         (c) Number of shares or other units to be sold (if debt
       (e) Issuer's telephone number, including area code                   securities, give the aggregate face amount)
   2.  (a) Name of person for whose account the securities are          (d) Aggregate market value of the securities to be sold
	   to be sold                                                       as of a specified date within 10 days prior to the
       (b) Such person's Social Security or I.R.S.                          filing of this notice
	   Identification number                                        (e) Number of shares or other units of the class
       (c) Such person's relationship to the issuer (e.g.,                  outstanding, or if debt securities the face amount
	   officer, director, 10 percent stockholder, or member             thereof outstanding, as shown by the most recent
	   of immediate family of any of the foregoing)                     report or statement published by the issuer
       (d) Such person's address, including zip code                    (f) Approximate date on which the securities are to be
									    sold
									(g) Name of each securities exchange, if any, on which
									    the securities are intended to be sold

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			 TABLE I AND TABLE II

			 TABLE I--SECURITIES TO BE SOLD
    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE
			 SECURITIES TO BE SOLD AND WITH
    RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER
			    CONSIDERATION THEREFOR:


Title of       Date You    Nature of Acquisition    Name of Person From       Amount of         Date of      Nature of Payment
the Class      Acquired    Transaction              Whom Acquired             Securities        Payment
						    (If gift, also give       Acquired
						    date donor acquired)
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
Common Stock   3/4/94      Conversion of preferred  Chris-Craft Industries    14,444            N/A          N/A
			   stock held more than 20  Inc.
			   years
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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
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	    TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS
     FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER
			  SOLD DURING THE PAST THREE
     MONTHS BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:
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Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Procceds
											     Securities
											     Sold
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
Jewish Communal Fund of New York       Common Stock                     5/2/97               5,997            $237,677
130 E. 59th St., Suite 1204                                             5/5/97               4,000             167,000
New York NY  10022                                                      5/6/97               4,000             168,375.20
									7/1/97               4,000             192,406.40
									7/2/97               3,000             144,968.70
									7/3/97               2,000              97,068.80
									7/24/97              1,444              73,072.03
									7/28/97              13,000            659,750.00
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
REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
				  July 29, 1997
				----------------
				(Date of Notice)
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know of any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.
			     /s/ Herbert J. Siegel
			     ---------------------
				  (Signature)

The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
		FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).